

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 7, 2016

Via E-mail
John D. Fredericks
General Counsel
Medley LLC
600 Montgomery Street, 35th Floor
San Francisco, CA 94111

>   **Re: Medley LLC**
>   **Draft Registration Statement on Form S-1**
>   **Submitted June 10, 2016**
>   **CIK No. 0001536577**

Dear Mr. Fredericks:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Cover Page

2.   Please revise the cover page to provide more detail regarding the underwriting arrangements you have with Incapital as required by Items 501(c)(8)(ii) and (iii) of Regulation S-K. In addition, add a Table to disclose the information required by Item 501(b)(3) of Regulation S-K.

Cautionary Note Regarding Forward- Looking Statements, page ii

3.   Please shorten this section so that it only provides a cautionary note regarding forward-looking statements and does not repeat or discuss information that is more properly suited for discussion in your risk factors section. This section also seems to be a repeat of the Summary Risk Factors section that begins on page 7 and of the special note regarding forward-looking statements on page 45.

Certain Defined Terms, page v

4.   Revise to add "purchasing agent" to the terms and indicate whether they will be purchasing as a principal or acting in an agency capacity.

Overview of Medley LLC, page 1

5.   We note your disclosure that your focus on senior secured credit, combined with the permanent and long-dated nature of your vehicles, leads to predictable management fee and incentive fee income. Please reconcile this disclosure to your risk factor on page 37, which discusses that a portion of your revenue and cash flow is variable, which may impact your ability to achieve steady earnings growth on a quarterly basis.

6.   Please include a discussion of your compounded annual growth rate for the last three years. In addition, add a new paragraph to explain the difference between assets under management (AUM) and fee earning AUM and include the growth rate for fee-earning AUM and why its growth rate is significantly less than for AUM growth.

7.   Revise footnote 1 to disclose the source of the information and the basis for using the named entities as a peer group, such as, same size AUM, etc.

Business Strategy, page 1

8.   Revise to disclose the size of the loan portfolio as of March 31, 2016 and the percentage that is current in repayment performance.

Our Sources of Revenue, page 4

9.   We note that you use non-GAAP financial measures (i.e., Core Net Income, Core EBITDA and Core Net Income Margin) in the table provided and elsewhere in your registration statement (e.g. pages 56, 84, 98, etc.) to assess the performance of your business. Please revise to include a reconciliation of your core net income margin. In addition, provide an explanation as to why these measures are useful to investors as operating performance measures in accordance with Item 10(e) of Regulation S-K.

10.   Please include a line item for your total equity in the chart on this page and in similar charts throughout the registration statement.

Recent Developments, page 6

11.   Revise to file as an Exhibit the Agreement referred to and disclose the material "certain other considerations."

The Offering, page 13

12.   Please provide in greater detail the mechanics of how a resale through the LEOPARDS program will work. Once we have a greater understanding of your underwriting arrangements and how Incapital intends to resell the Notes, we may have additional questions.

13.   Noting the option to purchase additional securities, revise the cover page to disclose the arrangement as required by Item 501(b)(2) of Regulation S-K.

Risk Factors, page 20

14.   Please include a risk factor describing your recent decline in total equity.

Plan of Distribution, page 127

15.   With regard to the statement that the purchasing agent "may be deemed to be an "underwriter", please revise to indicate "is an underwriter" or provide the staff with an analysis under Rule 144 of the Securities Act Rules. In addition, noting in the last paragraph that the "Notes" may be sold to other "agents and dealers" provide a similar analysis explaining why they are not underwriters.

16.   Please confirm to the staff that the disclosures required by Item 508(b), (c)(2), (h), (j), (k), and (l) are not applicable and briefly advise why they are not applicable.

Financial Statements as of and for the Years Ended December 31, 2015 and 2014

Consolidated Statements of Operations, page F-4

17.   Please revise your presentation of management fee revenues to disaggregate your management fees attributable to Part I incentive fees for each of the periods presented. We would not object to a parenthetical presentation.

Financial Statements as of and for the Three Months Ended March 31, 2016

Notes to Condensed Consolidated Financial Statements

Note 11 – Redeemable Non-Controlling Interest, page F-61

18.   We note that in January 2016 you executed an amendment to SIC Advisors' operating agreement which provide you the right to redeem membership units owned by the respective minority interest holder. As a result of this redemption feature, the non-controlling interest in SIC Advisors was reclassified from the equity section to redeemable non-controlling interest in the mezzanine section of the balance sheet as of March 31, 2016. We also note your disclosure on page F-50, which states that the interests classified outside of permanent equity are redeemable upon an event outside of Medley's control. Please revise your disclosure to clarify the terms of the amendment that resulted in the reclassification and provide us with the authoritative literature you used to support your accounting treatment.

Item 17. Undertakings, page II-3

19.   Revise to delete number (3) or advise us why you believe it is appropriate. In addition, revise to include as undertakings Items 512(a) (1), (2), (3) and (6) of Regulation S-K.

        You may contact Yolanda Trotter at (202) 551-3472 or Hugh West, Accounting Branch Chief at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3434 with any other questions.

                                        Sincerely,

                                        /s/ Michael Clampitt

                                        Michael Clampitt
                                        Senior Attorney
                                        Office of Financial Services

cc: R. Cabell Morris, Winston Strawn LLP